# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FOREIGN TRADE BANK OF LATIN AMERICA INC, CIK 0000890541
CUSIP: P16994132
Title of class of securities: Common Stock
Address of issuer's principal executive offices: BUSINESS PARK, TORRE V, PISO 5, AVENIDA, COSTA DEL ESTE, Panama (R1), 000000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012383

## Reporting persons
- BlackRock, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,588,270; shared voting power 0; sole dispositive power 1,640,498; shared dispositive power 0; aggregate amount beneficially owned 1,640,498 (4.6% of the class)

## Item 1. Issuer
Name of issuer: FOREIGN TRADE BANK OF LATIN AMERICA INC
Address of issuer's principal executive offices: BUSINESS PARK, TORRE V, PISO 5, AVENIDA LA ROTONDA COSTA DEL ESTE Panama 000000

## Item 2. Person Filing
Name of person filing:
BlackRock, Inc.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock, Inc., 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of institution (non-U.S. institution) or other detail: HC

## Item 4. Ownership
Amount beneficially owned: 1640498
Percent of class: 4.6
Sole power to vote or to direct the vote: 1588270
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1640498
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of FOREIGN TRADE BANK OF LATIN AMERICA INC. No one person's interest in the common stock of FOREIGN TRADE BANK OF LATIN AMERICA INC is more than five percent of the total outstanding common shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney Exhibit 99: Item 7

## Signatures
- BlackRock, Inc.: Spencer Fleming, Managing Director (10/17/2025)